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August 24, 2018

Nicholas P. Panos

Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	ProLung, Inc.
PREC14A filed by ProLung, Inc.
Filed August 17, 2018
File No. 001-38362

Dear Mr. Panos:

On behalf of our client, ProLung, Inc. (the “Company,” “we,” “us” or “our”), set forth below are our responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 23, 2018, with respect to the Preliminary Consent Revocation Statement on Schedule 14A, File No. 001-38362 filed with the Commission on August 17, 2018 (the “Preliminary Consent Revocation Statement”).

Concurrently with the submission of this letter, we have publicly filed an amended Preliminary Consent Revocation Statement (the “Amended Preliminary Consent Revocation Statement”) on Schedule 14A. For your convenience, a copy of the Amended Preliminary Consent Revocation Statement is enclosed and has been marked to show changes to the Preliminary Consent Revocation Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers in the responses correspond to the Amended Preliminary Consent Revocation Statement unless otherwise specified. Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in the Amended Preliminary Consent Revocation Statement.

United States Securities and Exchange Commission

Division of Corporation Finance

August 24, 2018

General

1.	Please explain the purpose of the various statements throughout the filing that encourage submission of a consent revocation absent a consent being filed in the first place. Please explain how a consent may be revoked before it is given.

Response:

A consent may not be revoked before it is given. The purpose of our various statements throughout the filing that encourage submission of a consent revocation absent a consent being filed in the first place is to help the Company keep track of the progress of the consent solicitation process. As we stated in the Preliminary Consent Revocation Statement:

“Although submitting a consent revocation will not have any legal effect if you have not previously submitted a consent card, it will help us keep track of the progress of the consent process.”

Reasons to Reject the Eror Consent Proposals, page 2

2.	Please refer to the following statement: “The Board believes that control of the Company belongs to all stockholders as represented by their elections of directors at the annual meeting, rather than to the Eror Group, who may have interests different from the best interests of all of the Company’s stockholders.” Please revise to remove the implication that (1) shareholders may be disenfranchised or disserved by selecting board representation outside of an annual meeting and (2) the Eror Group is impermissibly seeking to elect more than one-third of the Board outside of an annual meeting.

Response:

We acknowledge the Staff’s comment and have revised the relevant paragraph on page 2 of the Amended Preliminary Consent Revocation Statement accordingly.

United States Securities and Exchange Commission

Division of Corporation Finance

August 24, 2018

Is the consent solicitation of the Eror Group illegal?, page 6

3.

Please refer to the following statement: “Your Board is in the process of determining, with the assistance of outside counsel, whether the Eror Group’s consent solicitation violates Delaware law and the Federal securities laws, and the Board reserves all rights in this respect.” Advise us, with a view toward revised disclosure, of the legal grounds upon which the consent solicitation could be considered “illegal” as the question suggests. Alternatively, please delete the question and cited narrative.

Response:

We have concluded our legal review of the Eror Group’s consent solicitation in the meantime and have deleted the question and cited narrative in the Amended Preliminary Consent Revocation Statement accordingly.

The Consent Revocation Procedure, page 10

4.	Please disclose the legal basis for why an “Abstain” vote would have the effect of revoking a consent.

Response:

Pursuant to Section 1.7 of the Company’s First Amended and Restated Bylaws, “[a] stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by filing an instrument in writing revoking the proxy or by delivering a proxy in accordance with applicable law bearing a later date to the Secretary of the corporation.” An “ABSTAIN” vote on a consent that is properly delivered to the Company bearing a later date would have the effect of revoking a consent that was properly delivered to the Company bearing an earlier date.

United States Securities and Exchange Commission

Division of Corporation Finance

August 24, 2018

Form of Proxy

5.	Please refer to the following disclosure: “If no box is marked for a proposal, the undersigned will be treated as having revoked its consent….” Please revise this statement to conform to the standards specified in Rule 14a-4(b), or advise.

Response:

We acknowledge the Staff’s comment and have revised the relevant paragraphs on pages 1 and 2 of the Consent Revocation Card in the Amended Preliminary Consent Revocation Statement accordingly.

6.	As the Eror Consent Solicitation addresses the election of directors, but not the removal of directors, please delete the reference to “THE REMOVAL OF ANY DIRECTOR” in the various instructions to the form of consent revocation.

Response:

We acknowledge the Staff’s comment and have revised the relevant paragraphs on pages 1 and 2 of the Consent Revocation Card in the Amended Preliminary Consent Revocation Statement accordingly.

7.	Please change the reference from “NUMBER(S)” to “NAME(S)” in the final instruction to the form of consent revocation.

Response:

We acknowledge the Staff’s comment and have revised the relevant paragraph on page 2 of the Consent Revocation Card in the Amended Preliminary Consent Revocation Statement accordingly.

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United States Securities and Exchange Commission

Division of Corporation Finance

August 24, 2018

Please direct any questions that you may have with respect to the foregoing or any requests for supplemental information by the Staff to Kai Haakon E. Liekefett at (212) 839-8744.

Very truly yours,

SIDLEY AUSTIN LLP

By:	/s/ Kai Haakon E. Liekefett
Name:	Kai Haakon E. Liekefett